UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    Under the Securities Exchange Act of 1934


                                 Magna-Lab, Inc.
                                (Name of Issuer)



                     Common Stock, Par Value $.001 Per Share
                          Title of Class of Securities)



                                   559235 10 6
                                 (CUSIP Number)

          Lawrence A. Mankoff, P.O. Box 1313, Brentwood, NY 11717-0689
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  January 1998
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box O.






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                                  SCHEDULE 13D


CUSIP No.559235 10 6                         Page      2   of     5     Page
                                                  --------    ---------





                1     NAME OF REPORTING PERSON
                      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Robert M. Rubin

                2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) [  ]
                                                                        (b) [  ]

                3     SEC USE ONLY


                4     SOURCE OF FUNDS
                      PF

                5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(D) OR 2(E)   [  ]

                6     CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States



Number
of Shares      7      SOLE VOTING POWER
Owned                 2,400,000
By Each
Reporting      8      SHARED VOTING POWER
Person                0
With
               9      SOLE DISPOSITIVE POWER
                      2,400,000

               10     SHARED DISPOSITIVE POWER
                      0

               11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                      PERSON

                      2,400,000

               12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                      EXCLUDES CERTAIN SHARES     [ ]


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CUSIP No.559235 10 6                         Page      3   of    5      Page
                                                  --------    ---------




               13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      12.70%

               14     TYPE OF REPORTING PERSON

                      IN

Item 1.           Security and Issuer.

     This statement on Schedule 13D (the "Statement") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Magna-Lab, Inc., a New York corporation (the "Company"), with its principal executive offices in Brentwood, New York (P.O. Box 1313, 11717-0689).

Item 2.           Identity and Background.

     (a) - (f). This Statement is being filed by Robert M. Rubin. Mr. Rubin's principal business address is c/o American United Global, Inc. 1130 Northeast 33rd Place, Suite 250, Bellview, Washington 98004. Mr. Rubin is primarily a venture capitalist. Mr. Rubin is a United States citizen.

     During the last five years Mr. Rubin has not (i) been convicted in a criminal proceeding or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.



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CUSIP No.559235 10 6                         Page      4   of     5     Page
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Item 3.           Source and Amount of Funds or Other Consideration.

     The aggregate purchase price of $300,000 came from Mr. Rubin's personal funds.

Item 4.           Purpose of Transaction.

     The Shares were acquired in a private placement for investment purposes.

Item 5.           Interest in Securities of the Issuer.

     (a) Mr. Rubin beneficially owns, in the aggregate, 2,400,000 shares of Common Stock or 12.70% of the outstanding shares of Common Stock as of the date.

     (b) Mr. Rubin possesses the sole power to dispose of, direct the disposition of and vote all 2,400,00 shares

     (c) Within the past 60 days from the date hereof, Mr. Rubin acquired 2,400,000 shares in a private placement at a purchase price of $.125 per share for an aggregate purchase price of $300,000.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Rubin and any other person with respect to any securities of the Company.



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CUSIP No.559235 10 6                         Page      5   of     5     Page
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Item 7.           Material to be Filed as Exhibits.

     There are no exhibits required to be filed.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date: January 15, 1998



                                                             /s/ Robert M. Rubin
                                                             -------------------
                                                                 Robert M. Rubin



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